

INVEST IN **FELT AND FAT CERAMICS**

A Philadelphia brand boosting American ceramic manufacturing.

feltandfat.com Philadelphia, PA

B2B | Ecommerce | Consumer Goods | B2C | Brick & Mortar

Highlights

$1M+ Revenue
Earned over the last 12 months

1. Proudly building American manufacturing and providing high quality jobs in an underserved community

2. $2M in '23 Revenue, 66% YoY growth

3. Expanded from a 6k to 26k sqft manufacturing facility in the Kensington neighborhood of Philadelphia

4. Collaborations with Underdog (Jason Kelce), Houseplant (Seth Rogen), Death & Co, Megan Rapinoe

5. Major supply agreement with Danny Meyer's USHG for rapidly expanding property

6. Producing tableware for 200+ restaurants, including multiple Michelin star + James Beard winners

7. Raising capital for equipment and build out of our new manufacturing facility

Featured Investors



Eli K.

Invested $205,500

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Syndicate Lead

A decorated chef and partner of High Street Hospitality Group, host of The Chef Radio Podcast, and co-host of Delicious City Philly Podcast. It was at a request from Eli that Nate designed the first plate that lead to Felt+Fat being formed.

"I've had the privilege of witnessing Felt + Fat's journey firsthand—from its humble beginnings to becoming a world-class ceramics brand that now stands at the forefront of the industry. As a chef and restaurant operator, I've relied on Felt + Fat's beautifully crafted pieces since day one, and I've seen their commitment to quality not just maintained, but continually elevated. The team has always shown a relentless pursuit of

excellence, and now, with their move to a larger facility, the sky is the limit. This expansion allows Felt + Fat to produce at higher volumes and more competitive costs, positioning them for explosive growth. For investors seeking a nearly sure bet, Felt + Fat's trajectory, paired with their innovative approach and ability to deliver on larger orders, makes their future brighter than ever. Nate's leadership has been the driving force behind Felt + Fat's transformation from a small idea into a powerful presence in the ceramics world. Their location in Philadelphia's historic Kensington neighborhood adds even more significance to this journey. Once a thriving hub of American manufacturing, the area has seen tough times, but companies like Felt + Fat are spearheading its revival. Supporting this company means investing not only in a top-tier ceramics brand but also in the revitalization of a community rich in history and culture. Felt + Fat isn't just about ceramics; it's about fostering a movement that combines artistry, craftsmanship, and social impact. Investing here means being part of something truly transformative."

Other investors include Jeff and Suzanne Kahn, Private Strategic Investor

Our Team



Nate Mell Founder / CEO

Growing a multimillion dollar company from scratch.



Lauren Mabry Head of Glaze Development

Head of Glaze Development, Lauren has decades of experience as a ceramic artist. She is the recipient of a Pew fellowship and has work in many permanent collections.



Nilton Duque Head of Growth (Fractional)

Head of Growth, Nilton came on in 2022 with over 15 years of experience in growing DTC brands online. He has been instrumental in helping to double DTC revenue and build a framework for continued growth since joining the team.



Madison Alpern Director of Business Development

Over 15 years in Hospitality and interior design sales. Madison has worked with top chefs from around the world and global clients like SoHo House among others. The latest member of the team, Madison is helping shape the future of FF sales.



Betti Wright Process Manager

Since joining the team in 2021, Betti has spearheaded dozens of growth initiatives in our manufacturing process, including the onboarding of new equipment and implementation of new process efficiencies.

Working to Redefine American Ceramics

In an industry where the designers, makers and end-users are separated by oceans and layers of brokers, we choose to work directly and to own the entire process. We design with our clients, we make the clay and fire the kilns, we keep it local. Because of our vertical integration, investment in technology and focus on agile production, we are able to produce at scale while offering in depth customization and artisanal quality to our clients.

Founded in 2014 by designer Nate Mell, the mission of Felt and Fat is to practice innovative, collaborative ceramic design and manufacturing domestically while providing high quality manufacturing jobs to our local community.





The Story



2013 - 2014

In 2013 Chef Eli Kulp asked one of his servers, Nate Mell, to design plates for his new restaurant: *High Street on Market* in Philadelphia.

In 2014 after that first request, Nate decided this could be a business, and Felt+Fat was formed.



2015-2019

As the brand expanded, a growing home audience started asking to purchase Felt+Fat products. Soon thereafter the first Felt+Fat website was launched. Subsequent years saw the hiring of employees, two separate studio moves, small equipment loans and an ever expanding set of production capabilities.


Felt+Fat

2020-2023

COVID-19 proved to be a major catalyst for growth at Felt+Fat. Government loans and grants allowed the brand to invest in sales strategies that brought about exponential revenue increases. Since then, Felt+Fat continues to grow as these strategies prove to be more and more effective.



Today

Felt+Fat produces ~57k pieces annually and employs 24 staff. The brand has worked with hundreds of restaurants around the country and in places like France, Qatar and Japan. A recent partnership with community lender PIDC and a small group of investors is funding expansion into a new 26k sq ft facility, coming online in Q2 2024.

Strong Market Presence

We've got incredible traction with top restaurants around the country that have partnered with us for their tableware.

We also have a stacked lineup of high profile celebrity brand collaborations.

All of our relationships are rooted in an authentic connection with brands and individuals who value high quality, American made production.

Trusted by Top Chefs

As a brand that began in the hospitality industry, Felt+Fat has been embraced by a multitude of chefs and industry professionals across the country.



James Kent: Crown Shy
NYC



Chad Williams: Friday / Saturday / Sunday
Philadelphia



Ellen Yin: Fork / High Street
Philadelphia



Brad Kilgore: Alter
Miami



Angie Rito: Don Angie
NYC



Eric Bost: Jeune et Jolie
San Diego



Chris Willis: Pammy's
Cambridge

Major Celebrity Collaborations







Ongoing product collabs with NFL great Jason Kelce



Fall 2024 collab with WWC legend Megan Rapinoe



Multiple products designed and produced for Seth Rogen's 'Houseplant'

Featured in...

The New York Times

AD Architectural Digest · dwell · VOGUE · Bloomberg Business

bon appétit · FOOD & WINE · Forbes

Collections



Standard

Core shapes and colors designed in collaboration with professional chefs.



Seasonal

Evolving colors and textures enhance collectability and sustain long-term consumer interest.



Limited Edition

Enabling cost-effective experimentation and keeping the brand relevant to current design trends.



Seconds

Discounted and slightly flawed items hook customers with heavy discounting, minimizing production waste.

discounting, minimizing production waste.



Collaboration

Full design control positions us as a premium collaborator, expanding the audience and maintaining brand freshness.



Custom

Custom

From color matching and logo embossing to full product development, customization attracts a diverse clientele.

Growth + Expansion

Production scale up is well underway with the main move to our new facility having started in late August. Equipment and facility upgrades will dramatically increase production efficiency and lower cost-per-piece within the first year.

Since we own the entire design and production process, we can easily take small bets on new products and finishes, testing the market before full scale up. Not being fully leveraged in and singular sales vertical allows us to pivot quickly should any one vertical experience a downturn.

We plan to scale revenue in tandem with production by focusing on low hanging fruit. Since Felt+Fat has a great name and many strong relationships in hospitality we will start there. Our new director of business development, Madison Alpern, is already building key relationships and bolstering our sales infrastructure.

Once we're able to reach peak production output and wholesale saturation, we plan to continue to increase revenue through price engineering and shifting sales toward our most profitable verticals. As our brand presence increases we can allow for a higher percent of product allocation towards DTC.

Future projections are not guaranteed.

What's Next?



Move in / Scale Up

New facilities bring enhanced capabilities and efficiency with an eventual goal of 400k+ pieces produced annually.



Lean into Hospitality

The addition of Madison + increased output allows us to target previously unreachable, large partners.





Grow DTC

Expand our marketing playbook with direct mail, SMS, and a versatile ambassador program across marketing platforms.



Try New Things

We'll expand our product lines, adding new categories like hardware and lighting. We'll target business gifting and partner with interior designers.





Expand Presence

We plan to attend several major trade shows throughout the year, pop-up in multiple cities and begin moving towards a brick and mortar retail program.

A proven marketing playbook

for DTC growth, scaling to $2M in sales in 2023 (+45% YoY).

We are highly efficient with digital advertising, generating $4.50 in total sales for every dollar spent in paid ads.

> ***Digital advertising has been our main DTC growth lever over the last 2 years. In 2023, we doubled spending while maintaining similar ROI. We will continue to scale our spend and expand into new channels in 2024.***

We continued to grow average order value over the last 2 years, maximizing how much customers are spending with us.

> ***Double-digit growth in AOV each year since 2021, fueled by investments in curated sets, bundling and site functionality allowing customers to mix and match pieces. This has led to improved unit economics per order.***

We have maintained a healthy mix of new and returning customers, signaling strong interest and loyalty in the brand.

> ***60/40% split between new and returning customers in 2023 as we grew topline by 60% — driven by an optimized email program, promotional calendar and optimized paid customer acquisition strategy.***

Consistent Growth

Major growth observed post -COVID continued through 2022 while similar stage companies saw major YoY declines.

66% growth in 2023



Revenue Year Over Year
10M
8M
6M
4M
2M
410K
1M
1.2M
2M
2.5M
5M
7M
10M
2020
2021
2022
2023
2024
2025
2026
2027

(projections not guaranteed)

Scaling Production

2019-2020: Minimal slow down despite COVID shutdowns.

2021-2023: Reaching maximum capacity with current facility.

2024 + Beyond: New facility + equipment brings capacity to 400k+ pieces annually with room for additional growth.


Total Pieces Manufactured
400K
300K
200K
100K
0
22K
40K
56K
57K
75K
175K
300K
400K
2020
2021
2022
2023
2024
2025
2026
2027

(projections not guaranteed)

Community Focus

We provide quality jobs to the Philadelphia residents that need them most. Entry level wages start at $16 - $18 / hour with generous PTO, 50% medical coverage and parental leave. We plan to increase starting wages, add 401K benefits and increase medical coverage, helping to cement long term employee retention.

The Neighborhood

Felt+Fat was born and continues to run entirely in the Kensington neighborhood of Philadelphia, Pennsylvania.





Philadelphia is 7th in size and 1st in poverty among large cities in America. Within Philadelphia, Kensington is the poorest of neighborhoods.

Once a dense manufacturing center with a thriving middle class community, the neighborhood declined into poverty as factories were shuttered in the 1960s. Today, Kensington is known for being the epicenter of the opioid crisis in the Northeastern United States.

In spite of all this, we see hope as young entrepreneurs, makers, builders and artists have been working to elevate this corner of our city. We are proud to be a part of this movement and excited to help create jobs and beauty in this place we call home.

Staff

We are dedicated to developing the new generation of ceramic manufacturers and finding them in our own backyard. 100% of our staff live in Philadelphia and many in the neighborhood where the factory is housed.

We provide competitive compensation, professional development and specialized training in specialty areas like mold making and glaze chemistry. Our staff are professional artists, the recently incarcerated, part time musicians and avid food nerds. We believe in creating generational jobs that build generational wealth.



We are dedicated to developing the new generation of ceramic manufacturers and finding them in our own backyard. 100% of our staff live in Philadelphia and many in the neighborhood where the factory is housed.

We provide competitive compensation, professional development and specialized training in specialty areas like mold making and glaze chemistry. Our staff are professional artists, the recently incarcerated, part time musicians and avid food nerds. We believe in creating generational jobs that build generational wealth.



Leadership



Lauren Mabry

Head of Glaze Development, Lauren has decades of experience as a ceramic artist. She is the recipient of a Pew fellowship and has work in many permanent collections.



Nilton Duque

Head of Growth, Nilton came on in 2022 and has been instrumental in helping to double DTC revenue and build a framework for continued growth since joining the team.



Betti Wright

Process Manager. Betti has worked her way up on the team since 2021, spearheading many efficiency and growth initiatives since taking on her role, Betti gets it done.



Lisa Elias

Ceramic Engineer (Consulting), Lisa has over 30 years of experience in ceramic manufacturing, most recently leading the team at Lenox Pottery in NC to produce over 5M pieces annually.



Madison Alpern

Director of Business Development, Madison his our most recent hire and has over two decades of experience in sales between Hospitality and Interior design.



Brittany Phillips

Production Manager with experience leading teams through major moves and operational growth. Brittany is our latest addition to the team and has already made major improvements.

Advisors


Eli Kulp
Investor

Award winning Chef of Fork restaurant / High Street on Market. Currently creator and star of the popular Chef Radio Podcast.


Nilton Duque
Growth + Marketing

Growth consultant, advisor & operator, with 15+ years of experience growing early stage consumer companies. Nilton is revolutionizing digital strategy for Felt+Fat.


John Gerber
Legal Counsel

With decades of experience in corporate law, John has been the legal counsel for Felt+Fat since its founding.








Katherine Paul
Project Manager

With an MPH from Columbia and over a decade of experience in project management, Katherine helps keep major plans on track.


Joel Evey
Digital Creative Direction

Veteran creative director of brands such as URBN, GAP, Need Supply and Grailed (to name a few).


Chris Angelastro
Accounting

One half of Provision Financial Services with over 15 years of experience in accounting and financial advising.

Join the community.

Most product brands today consist of nothing more than a small team of marketing experts picking through a catalog from an overseas factory, repackaging those goods with a nice font and selling them at a 300% markup. The ultimate goal is to capture enough market share quickly so that they can flip the brand to a private equity firm before their product of the moment goes out of style. This may be an oversimplification and a tad cynical but it's the sad truth of the state of global manufacturing that we have overvalued quick profits over sustainable, community based growth.

We believe that return on investment is measured in more than dollars (though we know those are important too!) An investment in Felt+Fat means providing high quality jobs for a community that needs them. It means preserving knowledge and skills that may very well die out in our country otherwise. It means valuing quality over commodity. In short, investment in Felt+Fat means investing in the future of American pottery manufacturing.

Come partner with us in this mission, we'd love to have you join our community.





More information

For a deep dive into Felt+Fat financials and metrics, please follow this link.